New Century Bancorp, Inc.

700 W. Cumberland Street

Dunn, North Carolina 28334

March 28, 2014

VIA EDGAR

Mr. Christian Windsor

Special Counsel

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4720

Washington, DC 20549-4720

Re:	New Century Bancorp, Inc., Dunn, North Carolina

Registration Statement on Form S-4

Filed January 15, 2014

File No. 333-193375

Dear Mr. Windsor:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated February 11, 2014, regarding the above-referenced filing of New Century Bancorp, Inc., Dunn, North Carolina (the “Company” or “New Century”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”). This letter sets forth each comment contained in your letter dated February 11, 2014 and, following the comment, the Company’s response. The Staff’s comment is repeated in bold face, and the Company’s response follows in ordinary type.

Registration Statement Cover Page

1.	We note that you will exchange Select Preferred Stock for New Century Preferred Stock. Please provide us with your analysis as to why the preferred shares do not need to be registered on this form S-4.

The Company has determined to register shares of New Century Preferred Stock to be issued in the proposed merger transaction pursuant to the Securities Act. Accordingly, the calculation of registration fee table has been updated to reflect registration of New Century Preferred Stock and the Company has paid the corresponding registration fee.

Joint Proxy Statement/Prospectus Cover Page

2.	Disclose the percentage of the combined company to be held by Select shareholders following the merger.

The cover page of the Joint Proxy Statement/Prospectus has been revised to disclose the approximate percentage of the combined company to be held by shareholders of Select Bancorp, Inc. (“Select Bancorp”) following the proposed merger.

3.	Revise the cover page to clarify that the adjustment feature caps the value of the common stock to be issued for all of the shares of Select to $31.5 million.

The cover page of the Joint Proxy Statement/Prospectus has been revised to clarify that the adjustment feature caps the value of New Century Common Stock to be issued in the proposed merger at $31.3 million.

Summary

Select Bancorp Directors and Executive Officers may have Interests... page 10

4.	Please expand each bullet point to quantify the aggregate amount to be paid for each type of benefit or rework the disclosure to quantify the aggregate amount each director and officer will receive as a result of the merger. Revise the main section to provide granular disclosure and quantification by person.

Each of the bullet points describing interests that Select Bancorp directors and executive officers may have in the merger which differ from interests of Select Bancorp shareholders has been expanded to quantify the aggregate amount for each type of benefit. This disclosure appears on page 10 of the revised Joint Proxy Statement/Prospectus. In addition, the main section of the Joint Proxy Statement/Prospectus has also been revised to provide more granular disclosure and quantification of such benefits. This revised disclosure begins on page 71 of the Joint Proxy Statement/Prospectus.

Material Federal Income Tax Consequences of the Merger..., page 12

5.	You must obtain and file an Item 601(b)(8) tax opinion prior to effectiveness. Revise this section and the subheading to state that tax counsel opined that the transaction will be tax free to shareholders. In addition, state that you filed this opinion as an exhibit to the registration statement. Please make corresponding changes to the Q&A and main section.

The Company has filed a revised tax opinion as Exhibit 8.1 to Amendment No.1 of its registration statement for Form S-4. Disclosure contained in the summary (see page 4), Q&A (see page 12) and main section (see page 77) of the Joint Proxy Statement/Prospectus has been revised to clarify that tax counsel has opined that the proposed merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Risk Factors, page 19

6.	Risk Factor subheadings should state clearly the risk involved. Please revise the second subheading on page 21 to state the risk of discouraging potential acquirers; the second subheading on page 24 to state risks of expansion and the first and second subheadings on page 27.

The Company has revised the risk factor subheadings as requested in order to more clearly state the potential risks involved. The risk factor regarding the risks of expansion was revised and incorporated into other risk factors that relate to the Company’s growth strategy in accordance with the Staff’s comment 7.

7.	You have several risk factors on your growth strategy. Please place like risks together.

Risk factors describing risks associated with the Company’s growth strategy have been grouped together in the amended registration statement. To the extent a risk factor concerning the Company’s growth strategy was duplicative, or did not otherwise materially add to the quality of the risk being disclosed to shareholders, such risk factors have been eliminated or modified. The revised risk factors appear in the amended registration statement beginning at page 23.

The opinion obtained by Select and NCBC..., page 21

8.	Revise this section to clarify why the failure to update the opinions is a risk to shareholders, since the obligation of the boards of the respective companies to make a recommendation to their shareholders continues even without an updated opinion.

The risk factor regarding the lack of updated fairness opinions has been clarified and expanded to more clearly describe the risk to shareholders. The revised disclosure continues to appear on page 21 of the Joint Proxy Statement/Prospectus, as amended.

If the merger does not constitute a reorganization..., page 22

9.	Revise this risk factor to place the risk that the merger may be taxable in context for investors. We note that counsel will opine upon the tax consequences. Are there particular --- factors that make the tax consequences less certain? Revise this section and your tax discussion on page 71.

The Company has determined that there are no particular factors that make the tax consequences of the proposed merger less certain. Accordingly, the risk factor regarding the possible failure of the proposed merger to constitute a reorganization under Section 368(a) of the Code has been deleted.

The Merger, page 42

10.	Please provide the staff with all opinions, reports or other presentations provided by the financial experts to the relevant companies.

As requested, the Company is providing under separate cover by letter dated as of even date herewith, all opinions, reports and other presentations provided by the financial experts to the relevant companies (the “Response 10 Material”).

The Response 10 Material is being provided in hard copy form to the Staff. The Company respectfully requests pursuant to Rule 418(b) under the Securities Act and, to the extent applicable, Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that the Response 10 Material be returned to the undersigned upon the Staff’s completion of the review of the documents. Additionally, as detailed in the separate letter, the Company respectfully requests confidential treatment of the Response 10 Material pursuant to Rule 83 (17.C.F.R. § 200.83).

11.	We note that New Century and Select each provided projections to the financial advisor for the other party. Please provide us with your analysis as to whether either set of projections contained material non public information. Revise the registration statement to disclose all material non public information provided by either party to the other party or to the other party’s financial advisor.

As is customary in transactions such as the proposed merger, New Century and Select Bancorp each provided financial projections to the financial advisor for the other party. The Company has determined that such projections contained material non public information. Accordingly, the registration statement has been amended to disclose such material nonpublic information provided by either party to the other party or the other party’s financial advisor. Please see new sections regarding unaudited prospective financial information that appear at page 60 and page 68.

NCBC’s Reasons for the Merger..., page 45

12.	If the referenced accretion to earnings, revenue enhancements or operating efficiencies have been quantified, please disclose.

Projections of accretion to earnings and operating efficiencies were estimated during the negotiation of the proposed merger. Accordingly, the registration statement has been amended at page 48 to quantitatively disclose projected accretion to earnings and operating efficiencies resulting from the proposed merger.

Opinion of Select Bancorp’s Financial Advisor, page 47

13.	Eliminate or revise the last sentence of the second paragraph stating that the description is not complete. You must disclose all material analyses underlying the opinion.

The registration statement has been revised to remove the statement that the description of the analyses prepared by Select Bancorp’s financial advisor is not complete.

14.	Eliminate or revise the last bullet on page 48 because you must summarize all material factors.

The bullet point referenced in the Staff’s comment has been removed from the amended registration statement.

Opinion of NCBC’s Financial Advisor, page 57

15.	Eliminate or revise the last bullet on page 58 because you must summarize all material factors.

The bullet point referenced in the Staff’s comment has been removed from the amended registration statement. All material factors are summarized.

16.	Expand the disclosure in the last paragraph on compensation received in the past two years to include all compensation, not just compensation for investment banking. Please refer to Section 1015(b)(4) of Regulation M-A.

Disclosure in the registration statement regarding compensation received by the respective financial advisors has been expanded to describe all compensation, not just compensation for investment banking services. Please see revised page 68 indicating no other compensation was received by NCBC’s financial advisor.

Material U.S. Federal Income Tax Consequences of the Merger

Tax Consequences of the Merger Generally, page 71

17.	Recast the first sentence to be clear that you have an opinion of counsel that the merger will be a Section 368(a) reorganization. Make corresponding changes to the first sentence on page 72.

The disclosure contained under the heading “Material U.S. Federal Income Tax Consequences of the Merger” has been revised to clarify that the Company has an opinion of counsel that the proposed merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please see revised disclosure appearing at page 78 of the amended registration statement.

18.	Eliminate the phrase “assuming such tax treatment” in first phrase of the second sentence because it assumes the substance of the opinion you are required to provide.

The phrase “assuming such tax treatment” has been removed from the disclosure regarding Material U.S. Federal Income Tax Consequences of the proposed merger.

19.	Clarify that the opinion of counsel opines that shareholders will recognize no gain or loss for shares received.

The disclosure contained in the registration statement has been clarified to confirm that the opinion of tax counsel opines that shareholders will recognize no gain or loss for shares of the Company’s stock received as consideration for the merger.

20.	State that the legal opinion is filed as an exhibit to the registration statement.

The registration statement has been revised to include an affirmative statement that the tax opinion is filed as Exhibit 8.1 to the amended registration statement.

21.	Delete the language on page 73 that the discussion is “for general information purposes only,” as it is inappropriate.

The statement that the discussion of Material U.S. Federal Income Tax Consequences is “for general information purposes only” has been removed from the registration statement.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 — Accounting Policies and Financial Statement Classifications, page 92

22.	We note your disclosure that upon completion of the review of the accounting policies of both New Century and Select, conforming adjustments or financial statement reclassifications may be determined. Please update your disclosure to discuss any changes in policies, conforming adjustments and / or reclassifications as a result of this review and ensure that all pro forma financial information is appropriately presented.

The Company’s disclosure regarding any changes in policies, conforming adjustments and reclassifications as a result of the review of the respective accounting policies of the Company and Select Bancorp has been updated and the Company has presented all material pro forma information appropriately.

Note 5 — Pro Forma Adjustments, page 93

23.	We note your disclosure that Select has $1.5 million in goodwill as of September 30, 2013, which will be evaluated for impairment prior to completion of the merger. Please eliminate this goodwill in the pro forma balance sheet or tell us specifically how you determined that this goodwill should not be eliminated.

The pro forma balance sheet now reflects the elimination of the $1.5 million in goodwill on Select Bancorp’s historical balance sheet.

Asset/Liability Management, page 129

24.	In the risk factor on page 27, you discuss the impact of interest rates on your income and presumably upon the overall value of your institution. We note your presentation of your cumulative gap position. Since the movement of interest rates is so critical to your business, please tell us whether you conduct any interest rate risk sensitivity testing either for management or regulatory purposes. If you do conduct that sort of analysis, please supplementally provide us with a copy of your most recent evaluation.

The Company periodically conducts interest rate risk sensitivity testing for management and regulatory purposes. The Company is providing under separate cover by letter dated even date herewith its most recent evaluation (the “Response 24 Material”).

The Response 24 Material is being provided in hard copy form to the Staff, and the Company respectfully requests pursuant to Rule 418(b) under the Securities Act and, to the extent applicable, Rule 12b-4 under the Exchange Act that the Response 24 Material be returned to the undersigned upon the Staff’s completion of the review of the documents. Additionally, as detailed in the separate letter, the Company respectfully requests confidential treatment of the Response 24 Material pursuant to Rule 83 (17.C.F.R. § 200.83).

Select Bancorp’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 159

25.	We note your disclosure on pages 159 and 160 that there were $1.675 million and $2.276 million of impaired loans at December 31, 2012 and 2011, respectively. We also note your disclosure on pages FB-34 and FB-35 stating that the recorded investment in impaired loans was $2.036 million and $2.303 million. Please explain this difference and adjust your disclosures as deemed necessary to reconcile these amounts.

Select Bancorp’s Management’s Discussion and Analysis of Financial Condition and Results of Operations have been updated and now present a discussion and analysis of Select Bancorp’s financial statements and results of operations as of and for the fiscal years ended December 31, 2013 and 2012. The discrepancy in Select Bancorp’s reported investment in impaired loans at December 31, 2012 and 2011 has been addressed in the updated management’s discussion and analysis of financial condition and results of operations included in the amended registration statement.

Part II.

Exhibit 8.1

26.	Opining that that “the material United States federal income tax consequences to the shareholders of Select are fairly summarized in the discussion” is not sufficient to satisfy the opinion requirement of Item 601 (b)(8) because a description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction.

The Company has obtained and filed an item 601(b)(8) tax opinion as Exhibit 8.1 to the amended registration statement.

In connection with the above response, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its registration statement.

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (910) 892-7080.

Respectfully yours,

/s/ Lisa F. Campbell

Lisa F. Campbell
Executive Vice President, Chief Financial
Officer, and Chief Operating Officer

cc:	Wyrick Robbins Yates & Ponton LLP